                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT

        Pursuant to Section 15(d) of the Securities Exchange Act of 1934

                   For the fiscal year ended December 31, 2001

               THE LINCOLN NATIONAL LIFE INSURANCE COMPANY AGENTS'
                         SAVINGS AND PROFIT-SHARING PLAN
                            (Full title of the Plan)

                     [Current Registration Number 33-04711]

                          Lincoln National Corporation
                               Centre Square West
                         1500 Market Street, Suite 3900
                             Philadelphia, PA 19102

                 (Name of Issuer and principal executive office)

                                    Form 11-K
               The Lincoln National Life Insurance Company Agents'
                         Savings and Profit-Sharing Plan

                                TABLE OF CONTENTS

Facing Sheet

Financial Statements

Signature

Financial Statements

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY
AGENTS' SAVINGS AND PROFIT-SHARING PLAN

Years ended December 31, 2001, 2000 and 1999 with Report of Independent Auditors

                   THE LINCOLN NATIONAL LIFE INSURANCE COMPANY
                     AGENTS' SAVINGS AND PROFIT-SHARING PLAN

                              FINANCIAL STATEMENTS


                  Years ended December 31, 2001, 2000, and 1999




                                    CONTENTS



Report of Independent Auditors............................................1


Audited Financial Statements

Statements of Net Assets Available for Plan Benefits......................2
Statements of Changes in Net Assets Available for Plan Benefits...........3
Notes to Financial Statements.............................................4


Schedules

Schedule H, Line 4i--Schedule of Assets (Held At End of Year)............20
Schedule H, Line 4j--Schedule of Reportable Transactions.................21

                         Report of Independent Auditors

Lincoln National Corporation Plan Administrator
Lincoln National Corporation

We have audited the accompanying statements of net assets available for plan benefits of The Lincoln National Life Insurance Company Agents' Savings and Profit-Sharing Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for plan benefits for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for plan benefits for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2001, and reportable transactions for the year then ended, are presented for purpose of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                          /s/ Ernst & Young LLP


Philadelphia, Pennsylvania
March 25, 2002

                   The Lincoln National Life Insurance Company
                     Agents' Savings and Profit-Sharing Plan

              Statements of Net Assets Available for Plan Benefits


                                                               DECEMBER 31
                                                          2001             2000
                                                     -------------     -------------
Assets
Investments:
  Common stock--Lincoln National Corporation
    (cost: 2001--$49,395,098; 2000--$45,873,945)     $  79,310,536     $  78,539,365
  Wells Fargo Bank Short-Term Investment Fund            1,550,053         2,234,371
  Pooled separate accounts--The Lincoln National
    Life Insurance Company Separate Accounts
    (cost: 2001--$61,386,569; 2000--$64,616,191)        74,348,874        91,271,829
  Investment contracts--The Lincoln National
    Life Insurance Company                              12,875,716        13,019,228
  Participant loans                                      4,853,048         5,623,043
                                                     -------------     -------------
                                                       172,938,227       190,687,836

Accrued interest receivable                                  3,965                 -
Cash and invested cash (deficit)                            16,030          (200,272)
Net pending trades                                          35,535                 -
Contributions receivable from Employer companies         1,710,548        10,433,284
                                                     -------------     -------------
Net assets available for plan benefits               $ 174,704,305     $ 200,920,848
                                                     =============     =============


See accompanying notes.

                   The Lincoln National Life Insurance Company
                     Agents' Savings and Profit-Sharing Plan

         Statements of Changes in Net Assets Available for Plan Benefits


                                                                      YEAR ENDED DECEMBER 31
                                                           2001               2000               1999
                                                       -------------      -------------      -------------
Investment income:
  Cash dividends--Lincoln National Corporation         $   2,023,000      $   2,028,687      $   1,687,397
  Interest:
    The Lincoln National Life Insurance Company              871,198            933,730            824,582
    Other                                                    432,431            499,724            495,956
                                                       -------------      -------------      -------------
                                                           1,303,629          1,433,454          1,320,538
                                                       -------------      -------------      -------------
                                                           3,326,629          3,462,141          3,007,935
Net realized gain (loss) on sale and distribution
  of investments:
    Common stock--Lincoln National Corporation             4,871,991          5,437,923          6,821,567
    Pooled separate accounts--The Lincoln National
        Life Insurance Company Separate Accounts            (626,764)         5,757,246          5,564,689
                                                       -------------      -------------      -------------
                                                           4,245,227         11,195,169         12,386,256

Net unrealized (depreciation)
  appreciation of investments                            (16,443,315)        (1,757,421)         3,941,598
  Contributions:
     Participants                                          6,244,407          9,893,688         12,044,177
     Employer companies
       (net of forfeitures: 2001--$150,588;
       2000--$24,871 and 1999--$13,076)                    1,756,656         11,852,039          5,829,738
                                                       -------------      -------------      -------------
                                                           8,001,063         21,745,727         17,873,915

Transfers to affiliated plans                             (9,410,752)                 -                  -
Distributions to participants                            (15,811,537)       (11,536,259)       (14,645,718)
Administrative expenses                                     (123,858)           (96,034)          (107,948)
                                                       -------------      -------------      -------------

Net (decrease) increase in
  net assets available for plan benefits                 (26,216,543)        23,013,323         22,456,038
Net assets available for plan benefits
  at beginning of the year                               200,920,848        177,907,525        155,451,487
                                                       -------------      -------------      -------------
Net assets available for plan benefits
  at end of the year                                   $ 174,704,305      $ 200,920,848      $ 177,907,525
                                                       =============      =============      =============


See accompanying notes.

                   The Lincoln National Life Insurance Company
                     Agents' Savings and Profit-Sharing Plan

                          Notes to Financial Statements

                                December 31, 2001

1. SIGNIFICANT ACCOUNTING POLICIES

INVESTMENTS

The investment in Lincoln National Corporation ("LNC") common stock is valued at the last reported sales price per the national securities exchange on the last business day of the year.

The Wells Fargo Bank Short-Term Investment Fund is valued at cost which approximates fair value.

The fair value of participation units in pooled separate accounts is based on quoted redemption value on the last business day of the year.

The investment contracts are valued at contract value as estimated by The Lincoln National Life Insurance Company ("Lincoln Life"). Contract value represents net contributions plus interest at the contract rate. The contracts are fully benefit responsive.

Participant loans are valued at their outstanding balances which approximate fair value.

The cost of investments sold, distributed or forfeited is determined using the specific identification method.

USE OF ESTIMATES

Preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.


2. DESCRIPTION OF THE PLAN

The Lincoln National Life Insurance Company Agents' Savings and Profit-Sharing Plan ("Plan") is a contributory, defined contribution plan which covers eligible agents of Lincoln Life and agents and employees of Sagemark Consulting, Inc. ("Sagemark") who are employed by Lincoln Life. Any person who is a full-time agent of Lincoln Life or is a former employee of Sagemark currently employed by Lincoln Life is eligible to enroll in the Plan. A participant may make pre-tax contributions at a rate of at least 1%, but not more than 15% of eligible earnings, up to a maximum annual amount as determined and adjusted annually by the Internal Revenue Service ("IRS").

During 2001, Plan assets relating to the former employees of Sagemark were transferred into another affiliated Plan of Lincoln Life, in the amount of $9,410,752.

Participants direct the Plan to invest their contributions and the guaranteed Employer contributions in any combination of the investment options as described in Note 4. Discretionary Employer contributions are invested in the LNC Common Stock Fund. Participants can direct the investment of the discretionary Employer contributions, but only after the contributions have been in the Plan for two years following the date the last contribution for the Plan year was contributed.

                   The Lincoln National Life Insurance Company
                     Agents' Savings and Profit-Sharing Plan

                    Notes to Financial Statements (continued)


2. DESCRIPTION OF THE PLAN (CONTINUED)

Employer contributions to the Plan are based on an amount equal to a participant's contributions, not to exceed 6% of eligible earnings, multiplied by a percentage, ranging from 50% to 150%, which varies based on LNC's operating income. The Employer match on eligible participants' contributions during their first year of employment is limited to a maximum of 50%. The Board of Directors of Lincoln Life approved a provision that provided an additional match up to 50% for the 2000 Plan year based on the Company's achieving a certain level of earnings over the three-year period from 1998 through 2000, to be paid in 2001. During 2000, the Employer contribution to the Plan matched 200% (150% maximum discretionary match plus additional 50% special match) of participant contributions up to 6% of eligible earnings.

Participants' contributions are fully vested. Employer contributions vest based upon years of service as defined in the Plan agreement as follows:

         Years of Service                Percent Vested
         ----------------                --------------
         1                                           0%
         2                                          50%
         3 or more                                 100%

The Employer has the right to discontinue contributions at any time and terminate the Plan. In the event of termination of the Plan, all amounts allocated to participants' accounts shall become vested.

The Plan allows loans to participants in amounts up to 50% of the vested account value to a maximum of $50,000 but not more than the total value of the participant's accounts excluding Employer contributions that haven't been in the Plan for two full years, less the highest outstanding loan balance in the previous twelve month period.

Upon termination of service due to disability or retirement, a participant or beneficiary, in case of the participant's death, may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or annual installments over a five-year period. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. Vested account balances less than $5,000 are immediately distributable under the terms of the Plan, without the Participant's consent, unless a timely election of rollover to an IRA or another qualified plan has been made.

Each participant's account is credited with the participant's contributions, matching contributions from the Employer and allocations of Plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Forfeited non-vested amounts are used to reduce future Employer contributions.

            The Lincoln National Life Insurance Company
              Agents' Savings and Profit-Sharing Plan

             Notes to Financial Statements (continued)


3. INVESTMENTS

The following is a summary of assets held for investment:

                                                         DECEMBER 31, 2001                DECEMBER 31, 2000
                                                  ----------------------------     ----------------------------
                                                     NUMBER OF                        NUMBER OF
                                                   SHARES, UNITS     FAIR          SHARES, UNITS      FAIR
                                                   OR PAR VALUE      VALUE          OR PAR VALUE      VALUE
                                                  -------------- -------------     -------------- -------------
QUOTED MARKET VALUES:
Common stock--LNC                                      1,632,912 $ 79,310,536*          1,660,013 $ 78,539,365*
Pooled separate account investment
contracts underwritten by Lincoln Life:
  Government Bond Fund                                     -                -         257,525.826      497,171
  Core Equity Fund                                 1,042,478.322   12,954,461*      1,155,367.432   16,246,966*
  Medium Capitialization Equity Fund                 850,458.860    9,954,621*        906,700.415   15,885,307*
  Short-Term Fund                                  2,539,094.322    9,050,602*      1,939,132.104    6,634,221
  Government/Corporate Bond Fund                     240,565.401    1,666,926         165,954.947    1,051,874
  Large Capitalization Equity Fund                 1,312,128.741   12,164,614*      1,422,163.101   16,792,278*
  Balanced Fund                                      232,236.514    1,517,828         254,007.480    1,749,029
  High Yield Bond Fund                               488,623.323    1,239,344         567,058.417    1,464,393
  Small Capitalization Equity Fund                 1,437,032.033    9,168,408*      1,596,788.029   12,198,448*
  Value Equity Fund                                1,852,637.180    3,940,189       1,873,246.634    4,200,255
  International Equity Fund                          790,992.900    4,401,718         913,942.872    5,664,550
  Conservative Balanced Fund                          82,609.176      145,301          52,987.871       90,099
  Aggressive Balanced Fund                           185,944.483      365,492          30,066.095       63,818
  Delaware Growth and Income Fund                    281,949.398      447,256          80,413.940      136,781
  Deutsche VIT Equity 500 Index Fund               1,865,979.358    1,714,089         602,473.830      631,141
  Fidelity VIP Contrafund                          1,320,387.520    1,236,279         797,371.635      842,492
  Janus Fund                                               -                -       1,350,095.553    2,722,037
  Neuberger Berman AMT Regency                       970,815.564      935,769         431,397.903      440,072
  Social Awareness Fund                              234,290.682      216,531          56,370.348       57,667
  T Rowe Price International
     Equity Fund                                           -                -         519,929.570      682,160
  Janus Aspen Series Worldwide
     Growth Fund                                   1,822,238.647    1,711,447       1,448,310.536    1,756,326
  Delaware Global Bond Fund                                -                -          30,319.549       34,537
  Neuberger Berman Mid-Cap
     Growth Fund                                   1,056,334.289    1,078,517         919,000.791    1,247,036
  Deutsche VIT Small Cap Index Fund                  384,835.126      439,482         163,472.034      183,171
                                                                 ------------                     ------------
Total segregated investment accounts                               74,348,874                       91,271,829

CONTRACT VALUE:
Investment contracts
  underwritten by Lincoln Life                        12,875,716   12,875,716*         13,019,228   13,019,228*
ESTIMATED VALUE:
Wells Fargo Bank short-term
  investment fund                                      1,550,053    1,550,053           2,234,371    2,234,371
Participants loans                                     4,853,048    4,853,048           5,623,043    5,623,043
                                                                 ------------                     ------------
Total investments                                                $172,938,227                     $190,687,836
                                                                 ============                     ============


* Investments that represent 5% or more of the fair value of net assets available for benefits as of the indicated date.

                   The Lincoln National Life Insurance Company
                     Agents' Savings and Profit-Sharing Plan

                    Notes to Financial Statements (continued)


3. INVESTMENTS (CONTINUED)

Net realized gain (loss) on sale and distribution of investments is summarized as follows:

                                                                 YEAR ENDED DECEMBER 31
                                                       2001              2000             1999
                                                   ------------      ------------     ------------
Common stock
Proceeds from disposition of stock                 $ 10,870,074      $ 11,119,267     $ 11,207,528
Cost of stock disposed                                5,998,083         5,681,344        4,385,961
                                                   ------------      ------------     ------------
Net realized gain on sale
   and distribution of common stock                $  4,871,991      $  5,437,923     $  6,821,567
                                                   ============      ============     ============

POOLED SEPARATE ACCOUNTS
Proceeds from disposition of units                 $ 49,062,442      $ 40,023,820     $ 42,965,562
Cost of units disposed                               49,689,206        34,266,574       37,400,873
                                                   ------------      ------------     ------------
Net realized (loss) gain on sale
  and distribution of pooled separate accounts     $   (626,764)     $  5,757,246     $  5,564,689
                                                   ============      ============     ============


The net change in unrealized (depreciation) appreciation of investments in total and by investment classification as determined by quoted market price is summarized as follows:

                                                              YEAR ENDED DECEMBER 31
                                                     2001             2000              1999
                                                 ------------      ------------      ------------
Fair value in excess of cost:
  At beginning of the year                       $ 59,321,062      $ 61,078,483      $ 57,136,885
  At end of the year                               42,877,747        59,321,062        61,078,483
                                                 ------------      ------------      ------------
Change in net unrealized
  (depreciation) appreciation of investments     $(16,443,315)     $ (1,757,421)     $  3,941,598
                                                 ============      ============      ============

Common stock                                     $ (2,749,982)     $ 10,023,055      $ (8,408,405)
Pooled separate accounts                          (13,693,333)      (11,780,476)       12,350,003
                                                 ------------      ------------      ------------
Change in net unrealized
  (depreciation) appreciation of investments     $(16,443,315)     $ (1,757,421)     $  3,941,598
                                                 ============      ============      ============


The investment contracts (Guaranteed Fund) earned an average interest rate of approximately 5.95%, 6.26% and 6.22% in 2001, 2000 and 1999 respectively. The credited interest rates for new contributions, which approximate the current market rate, were 5.50% and 6.75% at December 31, 2001 and 2000, respectively. The rate on new contributions is guaranteed through the three succeeding calendar year quarters. The credited interest rates for the remaining contract value balance were 5.50% and 6.25% at December 31, 2001 and 2000, respectively, and are determined based upon the performance of the Lincoln Life's general account. The credited interest rates change at least quarterly. The minimum guaranteed rate is 4.50% for the first 5 contract years, 4.00% for years 6-10 and 3.50% following year 10. The guarantee is based on Lincoln Life's ability to meet its financial obligations from the general assets of Lincoln Life. The fair value of the investment contracts approximates contract value.

                   The Lincoln National Life Insurance Company
                     Agents' Savings and Profit-Sharing Plan

                    Notes to Financial Statements (continued)



4. INVESTMENT OPTIONS

The detail of the net assets available for plan benefits by investment option is as follows:


                                                                         INVESTMENT OPTIONS
                                                                         ------------------
December 31, 2001                        Total          1             2              3            4             5             6
                                     -----------------------------------------------------------------------------------------------
Assets
Investments:
  Common stock                        $ 79,310,536 $ 79,310,536  $          -  $          - $          -  $          -  $          -
  Short-term investment fund             1,550,053    1,550,053             -             -            -             -             -
  Pooled separate accounts              74,348,874            -             -             -   12,954,461     9,954,621     9,050,602
  Investment contracts                  12,875,716            -             -    12,875,716            -             -             -
  Participant loans                      4,853,048            -             -             -            -             -             -
                                      ------------ ------------  ------------  ------------ ------------  ------------  ------------
Total investments                      172,938,227   80,860,589             -    12,875,716   12,954,461     9,954,621     9,050,602

Accrued interest receivable                  3,965        3,965             -             -            -             -             -
Cash and invested cash (deficit)            16,030           (9)            -             -            -             -             -
Net Pending Trades--Pooled
  Separate accounts (payable)               23,909            -             -             -      (17,443)        8,210        77,889
Net Pending Trades--
  Investment contracts                      11,626            -             -        11,626            -             -             -
Contributions receivable from
  Employer companies                     1,710,548    1,710,548             -             -            -             -             -
                                      ------------ ------------  ------------  ------------ ------------  ------------  ------------
Net assets available for
  Plan benefits                       $174,704,305 $ 82,575,093  $          -  $ 12,887,342 $ 12,937,018  $  9,962,831  $  9,128,491
                                      ============ ============  ============  ============ ============  ============  ============

                                                                         INVESTMENT OPTIONS
                                                                         ------------------
December 31, 2001                           7           8             9             10            11           12            13
                                     -----------------------------------------------------------------------------------------------
Assets
Investments:
  Common stock                        $          - $          -  $          -  $          - $          -  $          -  $          -
  Short-term investment fund                     -            -             -             -            -             -             -
  Pooled separate accounts               1,666,926   12,164,614     1,517,828     1,239,344    9,168,408     3,940,189     4,401,717
  Investment contracts                           -            -             -             -            -             -             -
  Participant loans                              -            -             -             -            -             -             -
                                      ------------ ------------  ------------  ------------ ------------  ------------  ------------
Total investments                        1,666,926   12,164,614     1,517,828     1,239,344    9,168,408     3,940,189     4,401,717

Accrued interest receivable                      -            -             -             -            -             -             -
Cash and invested cash (deficit)                 -            -             -             -            -             -             -
Net Pending Trades--Pooled
  Separate accounts (payable)                  427       (7,318)      (48,396)          858      (14,245)       (8,721)        7,572
Net Pending Trades--
  Investment contracts                           -            -             -             -            -             -             -
Contributions receivable from
  Employer companies                             -            -             -             -            -             -             -
                                      ------------ ------------  ------------  ------------ ------------  ------------  ------------
Net assets available for
  Plan benefits                       $  1,667,353 $ 12,157,296  $  1,469,432  $  1,240,202 $  9,154,163  $  3,931,468  $  4,409,289
                                      ============ ============  ============  ============ ============  ============  ============

                   The Lincoln National Life Insurance Company
                     Agents' Savings and Profit-Sharing Plan

                    Notes to Financial Statements (continued)


4. INVESTMENT OPTIONS (CONTINUED)

The detail of the net assets available for plan benefits by investment option is as follows:

                                                                      INVESTMENT OPTIONS
                                                                      ------------------
December 31, 2001                             14           15          16           17         18          19          20
                                     -----------------------------------------------------------------------------------------
Assets
Investments:
  Common stock                           $         -  $         - $         -  $         - $         - $         - $         -
  Short-term investment fund                       -            -           -            -           -           -           -
  Pooled separate accounts                   145,301      365,493     447,256    1,714,089   1,236,279           -     935,769
  Investment contracts                             -            -           -            -           -           -           -
  Participant loans                                -            -           -            -           -           -           -
                                         -----------  ----------- -----------  ----------- ----------- ----------- -----------
Total investments                            145,301      365,493     447,256    1,714,089   1,236,279           -     935,769

Accrued interest receivable                        -            -           -            -           -           -           -
Cash and invested cash (deficit)                   -            -           -            -           -           -           -
Net Pending Trades--Pooled
  Separate accounts (payable)                     37           95      (3,659)         632         534           -         441
Net Pending Trades--
  Investment Contracts                             -            -           -            -           -           -           -
Contributions receivable from
  Employer companies                               -            -           -            -           -           -           -
                                         -----------  ----------- -----------  ----------- ----------- ----------- -----------
Net assets available for
  Plan benefits                          $   145,338  $   365,588 $   443,597  $ 1,714,721 $ 1,236,813 $         - $   936,210
                                         ===========  =========== ===========  =========== =========== =========== ===========

                                                                      INVESTMENT OPTIONS
                                                                      ------------------
December 31, 2001                            21           22           23           24         25          26         Loans
                                     -----------------------------------------------------------------------------------------
Assets
Investments:
  Common stock                           $         -  $         - $         -  $         - $         - $         - $         -
  Short-term investment fund                       -            -           -            -           -           -           -
  Pooled separate accounts                   216,531                1,711,447                1,078,517     439,482           -
  Investment contracts                             -            -           -            -           -           -           -
  Participant loans                                -            -           -            -           -           -   4,853,048
                                         -----------  ----------- -----------  ----------- ----------- ----------- -----------
Total investments                            216,531            -   1,711,447            -   1,078,517     439,482   4,853,048

Accrued interest receivable                        -            -           -            -           -           -           -
Cash and invested cash (deficit)                   -            -           -            -           -           -      16,039
Net Pending Trades--Pooled
  Separate accounts (payable)                 (3,831)           -         628            -      10,697      19,502           -
Net Pending Trades--
  Investment Contracts                             -            -           -            -           -           -           -
Contributions receivable from
  Employer companies                               -            -           -            -           -           -           -
                                         -----------  ----------- -----------  ----------- ----------- ----------- -----------
Net assets available for
  Plan benefits                          $   212,700  $         - $ 1,712,075  $         - $ 1,089,214 $   458,984 $ 4,869,087
                                         ===========  =========== ===========  =========== =========== =========== ===========

                   The Lincoln National Life Insurance Company
                     Agents' Savings and Profit-Sharing Plan

                    Notes to Financial Statements (continued)


4. Investment Options

The detail of the net assets available for plan benefits by investment option is as follows:


                                                                       INVESTMENT OPTIONS
                                                                       ------------------
December 31, 2000                    Total           1              2            3              4             5             6
                                 ---------------------------------------------------------------------------------------------------
Assets
Investments:
  Common stock                   $ 78,539,365  $  78,539,365  $         -  $           -  $           -  $         -  $           -
  Short-term investment fund        2,234,371      2,234,371            -              -              -            -              -
  Pooled separate accounts         91,271,829              -      497,171              -     16,246,966   15,885,307      6,634,221
  Investment contracts             13,019,228              -            -     13,019,228              -            -              -
  Participant loans                 5,623,043              -            -              -              -            -              -
                                 ------------  -------------  -----------  -------------  -------------  -----------  -------------
Total investments                 190,687,836     80,773,736      497,171     13,019,228     16,246,966   15,885,307      6,634,221

Cash and invested cash (deficit)     (200,272)        10,751       (1,273)        (3,976)       (25,470)     (34,313)       (55,962)
Contributions receivable from
  Employer companies               10,433,284     10,433,284            -              -              -            -              -
                                 ------------  -------------  -----------  -------------  -------------  -----------  -------------
Net assets available for
  Plan benefits                  $200,920,848  $  91,217,771  $   495,898  $  13,015,252  $  16,221,496  $15,850,994  $   6,578,259
                                 ============  =============  ===========  =============  =============  ===========  =============


                                                                       INVESTMENT OPTIONS
                                                                       ------------------
December 31, 2000                       7            8             9            10              11            12            13
                                  --------------------------------------------------------------------------------------------------
Assets
Investments:
  Common stock                   $          -  $           -  $         -  $           -  $           -  $         -  $           -
  Short-term investment fund                -              -            -              -              -            -              -
  Pooled separate accounts          1,051,874     16,792,278    1,749,030      1,464,393     12,198,448    4,200,255      5,664,549
  Investment contracts                      -              -            -              -              -            -              -
  Participant loans                         -              -            -              -              -            -              -
                                 ------------  -------------  -----------  -------------  -------------  -----------  -------------
Total investments                   1,051,874     16,792,278    1,749,030      1,464,393     12,198,448    4,200,255      5,664,549

Cash and invested cash (deficit)       (3,080)       (36,258)      (4,226)        (9,880)       (28,955)     (17,589)       (16,039)
Contributions receivable from
  Employer companies                        -              -            -              -              -            -              -
                                 ------------  -------------  -----------  -------------  -------------  -----------  -------------
Net assets available for
  Plan benefits                  $  1,048,794  $  16,756,020  $ 1,744,804  $   1,454,513  $  12,169,493  $ 4,182,666  $   5,648,510
                                 ============  =============  ===========  =============  =============  ===========  =============

                   The Lincoln National Life Insurance Company
                     Agents' Savings and Profit-Sharing Plan

                    Notes to Financial Statements (continued)


4. Investment Options (continued)

The detail of the net assets available for plan benefits by investment option is as follows:

                                                                          INVESTMENT OPTIONS
                                                                          ------------------
December 31, 2000                              14           15           16           17           18           19           20
                                          -----------------------------------------------------------------------------------------
Assets
Investments:
  Common stock                            $         -  $         -  $         -  $         -  $         -  $         -  $         -
  Short-term investment fund                        -            -            -            -            -            -            -
  Pooled separate accounts                     90,099       63,818      136,781      631,141      842,492    2,722,037      440,072
  Investment contracts                              -            -            -            -            -            -            -
  Participant loans                                 -            -            -            -            -            -            -
                                          -----------  -----------  -----------  -----------  -----------  -----------  -----------
Total investments                              90,099       63,818      136,781      631,141      842,492    2,722,037      440,072

Cash and invested cash (deficit)                  (25)        (922)      41,912       (1,212)      (1,141)      (7,930)      (1,610)
Contributions receivable from
  Employer companies                                -            -            -            -            -            -            -
                                          -----------  -----------  -----------  -----------  -----------  -----------  -----------
Net assets available for
  Plan benefits                           $    90,074  $    62,896  $   178,693  $   629,929  $   841,351  $ 2,714,107  $   438,462
                                          ===========  ===========  ===========  ===========  ===========  ===========  ===========

                                                                          INVESTMENT OPTIONS
                                                                          ------------------
December 31, 2000                               21           22          23           24           25           26         Loans
                                          -----------------------------------------------------------------------------------------
Assets
Investments:
  Common stock                            $         -  $         -  $         -  $         -  $         -  $         -  $         -
  Short-term investment fund                        -            -            -            -            -            -            -
  Pooled separate accounts                     57,667      682,160    1,756,326       34,537    1,247,036      183,171
  Investment contracts                              -            -            -            -            -            -            -
  Participant loans                                 -            -            -            -            -            -    5,623,043
                                          -----------  -----------  -----------  -----------  -----------  -----------  -----------
Total investments                              57,667      682,160    1,756,326       34,537    1,247,036      183,171    5,623,043

Cash and invested cash (deficit)                 (228)      (1,780)      (3,825)       6,335       (3,329)        (247)
Contributions receivable from
  Employer companies                                -            -            -            -            -            -            -
                                          -----------  -----------  -----------  -----------  -----------  -----------  -----------
Net assets available for
  Plan benefits                           $    57,439  $   680,380  $ 1,752,501  $    40,872  $ 1,243,707  $   182,924  $ 5,623,043
                                          ===========  ===========  ===========  ===========  ===========  ===========  ===========

                   The Lincoln National Life Insurance Company
                     Agents' Savings and Profit-Sharing Plan

                    Notes to Financial Statements (continued)


4. INVESTMENT OPTIONS (CONTINUED)

The detail of the changes in net assets available for plan benefits by investment option is as follows:

                                                                       INVESTMENT OPTIONS
                                                                       ------------------
December 31, 2001                            Total         1         2            3          4           5           6
                                         -----------------------------------------------------------------------------------
Investment income:
 Cash dividends                          $ 2,023,000  $2,023,000 $        -  $        -  $        -  $        -   $        -
 Interest                                  1,303,629      89,904          -     787,654           -           -            -
                                        ------------ ----------- ----------  ----------- ----------  ----------   ----------
 Total Investment Income                   3,326,629   2,112,904          -     787,654           -           -            -
 Net realized gain (loss)
   on sale, distribution
   and forfeitures of investments:
    Common stock                           4,871,991   4,871,991
    Pooled separate accounts                (626,764)          -     61,275           -     354,102     224,511      304,907
                                        ------------ ----------- ----------  ----------- ----------  ----------   ----------
 Total net realized gains (losses)         4,245,227   4,871,991     61,275           -     354,102     224,511      304,907
 Net unrealized (depreciation)
   appreciation of investments           (16,443,315) (2,749,982)   (21,748)          -  (2,117,826) (5,306,791)         516
 Contributions:
    Participant                            6,244,407   1,055,952     12,393      95,881     770,119     752,272      206,641
    Employer companies                     1,756,656      27,185      4,067      43,402     240,235     252,222       62,199
                                        ------------ ----------- ----------  ----------- ----------  ----------   ----------
 Total contributions                       8,001,063   1,083,137     16,460     139,283   1,010,354   1,004,494      268,840
 Transfers to affiliated plans            (9,410,752) (3,675,051)   (40,612)   (497,724)   (727,398)   (670,943)    (223,492)
 Distributions to participants           (15,811,537) (5,845,392)   (88,418) (2,923,298)   (981,409)   (518,143)  (1,469,290)
 Administrative expenses                    (123,858)    (70,863)      (397)     (6,371)     (7,074)     (5,854)      (3,826)
 Net transfers                                     -  (4,369,422)  (422,458)  2,372,546    (815,227)   (615,437)   3,672,577
                                        ------------ ----------- ----------  ----------- ----------  ----------   ----------
 Net (decrease) increase in net
    assets available for plan benefits   (26,216,543) (8,642,678)  (495,898)   (127,910) (3,284,478)  (5,888,163)  2,550,232
 Net assets available for plan
    benefits at beginning of the year    200,920,848  91,217,771    495,898  13,015,252  16,221,496   15,850,994   6,578,259
                                        ------------ ----------- ----------  ----------- ----------  ----------   ----------
 Net assets available for plan
    benefits at end of the year         $174,704,305 $82,575,093 $        - $12,887,342 $12,937,018  $9,962,831   $9,128,491
                                        ============ =========== ==========  =========== ==========  ==========   ==========

                                                                       INVESTMENT OPTIONS
                                                                       ------------------
December 31, 2001                            7             8          9           10         11          12          13
                                         -----------------------------------------------------------------------------------
Investment income:
 Cash dividends                         $          - $         - $        -  $        -  $        -  $        -   $        -
 Interest                                          -           -          -           -           -           -            -
                                        ------------ ----------- ----------  ----------- ----------  ----------   ----------
 Total investment income                           -           -          -           -           -           -            -
 Net realized gain (loss)
   on sale, distribution
   and forfeitures of investments:
    Common stock                                   -           -          -           -           -           -            -
    Pooled separate accounts                 116,662     250,685     46,477      42,824      (2,923)    (65,907)      40,057
                                        ------------ ----------- ----------  ----------- ----------  ----------   ----------
 Total net realized gains (losses)           116,662     250,685     46,477      42,824      (2,923)    (65,907)      40,057
 Net unrealized (depreciation)
   appreciation of investments               (16,207) (3,665,314)  (123,273)    (69,808) (1,848,079)   (150,404)    (574,247)
 Contributions:
    Participant                               38,913     908,465    117,925     109,375     702,292     402,758      405,485
    Employer companies                        16,363     290,363     42,068      36,629     230,822     134,079      148,130
                                        ------------ ----------- ----------  ----------- ----------  ----------   ----------
 Total contributions                          55,276   1,198,828    159,993     146,004     933,114     536,837      553,615
 Transfers to affiliated plans              (208,189)   (929,925)  (232,278)   (172,201)   (789,746)   (434,893)    (406,531)
 Distributions to participants               (68,786)   (802,781)  (192,777)    (88,585)   (754,491)   (211,619)    (455,896)
 Administrative expenses                        (816)     (6,958)    (1,099)     (1,151)     (5,192)     (2,752)      (2,566)
 Net transfers                               740,619    (643,259)    67,585     (71,394)   (548,013)     77,540     (393,653)
                                        ------------ ----------- ----------  ----------- ----------  ----------   ----------
 Net (decrease) increase in net
    assets available for plan benefits       618,559  (4,598,724)  (275,372)   (214,311) (3,015,330)   (251,198)  (1,239,221)
 Net assets available for plan
    benefits at beginning of the year      1,048,794  16,756,020  1,744,804   1,454,513  12,169,493   4,182,666    5,648,510
                                        ------------ ----------- ----------  ----------- ----------  ----------   ----------
 Net assets available for plan
    benefits at end of the year         $  1,667,353 $12,157,296 $1,469,432  $ 1,240,202 $9,154,163  $3,931,468   $4,409,289
                                        ============ =========== ==========  =========== ==========  ==========   ==========

                   The Lincoln National Life Insurance Company
                     Agents' Savings and Profit-Sharing Plan

                    Notes to Financial Statements (continued)


4. INVESTMENT OPTIONS (CONTINUED)

The detail of the changes in net assets available for plan benefits by investment option is as follows:

                                                                       INVESTMENT OPTIONS
                                                                       ------------------
December 31, 2001                           14           15           16           17           18          19           20
                                       -----------------------------------------------------------------------------------------
Investment income:
 Cash dividends                        $         -  $         -  $         -  $         -  $         -  $         -  $         -
 Interest                                        -            -            -            -            -            -            -
                                       -----------  -----------  -----------  -----------  -----------  -----------  -----------
 Total investment income                         -            -            -            -            -            -            -
 Net realized gain (loss)
   on sale, distribution
   and forfeitures of investments:
    Common stock                                 -            -            -            -            -            -            -
    Pooled separate accounts                   720       (3,140)      (4,009)    (109,182)     (42,165)  (1,011,529)    (139,152)
                                       -----------  -----------  -----------  -----------  -----------  -----------  -----------
 Total net realized gains (losses)             720       (3,140)      (4,009)    (109,182)     (42,165)  (1,011,529)    (139,152)
 Net unrealized (depreciation)
   appreciation of investments               2,544       (4,792)     (10,947)      34,842      (59,897)     503,683      (47,917)
 Contributions:
    Participant                              1,100       19,331       33,873       59,804       62,774      134,421       56,738
    Employer companies                         681        5,682       12,820       20,840       22,644       41,892       21,007
                                       -----------  -----------  -----------  -----------  -----------  -----------  -----------
 Total contributions                         1,781       25,013       46,693       80,644       85,418      176,313       77,745
 Transfers to affiliated plans                 (25)      (1,426)     (25,301)     (41,834)     (17,327)    (139,891)     (11,507)
 Distributions to participants             (39,749)       1,742        2,731      (15,547)      (3,498)     (32,330)     (16,536)
 Administrative expenses                      (298)        (406)        (386)        (856)        (906)      (1,357)        (947)
 Net transfers                              90,291      285,701      256,123    1,136,725      433,837   (2,208,996)     636,062
                                       -----------  -----------  -----------  -----------  -----------  -----------  -----------
 Net increase (decrease) in net
    assets available for plan benefits      55,264      302,692      264,904    1,084,792      395,462   (2,714,107)     497,748
 Net assets available for plan
    benefits at beginning of the year       90,074       62,896      178,693      629,929      841,351    2,714,107      438,462
                                       -----------  -----------  -----------  -----------  -----------  -----------  -----------
 Net assets available for plan
    benefits at end of the year        $   145,338  $   365,588  $   443,597  $ 1,714,721    $1,236,81  $         -  $   936,210
                                       ===========  ===========  ===========  ===========  ===========  ===========  ===========

                                                                       INVESTMENT OPTIONS
                                                                       ------------------
December 31, 2001                           21           22           23           24           25          26           27
                                       -----------------------------------------------------------------------------------------
Investment income:
 Cash dividends                        $         -  $         -  $         -  $         -  $         -  $         -  $         -
 Interest                                        -            -            -       (6,360)           -            -      432,431
                                       -----------  -----------  -----------  -----------  -----------  -----------  -----------
 Total investment income                         -            -            -       (6,360)           -            -      432,431
 Net realized gain (loss)
   on sale, distribution
   and forfeitures of investments:
    Common stock                                 -            -            -            -            -            -            -
    Pooled separate accounts               (13,459)    (197,258)    (118,617)         607     (326,130)     (36,120)           -
                                       -----------  -----------  -----------  -----------  -----------  -----------  -----------
 Total net realized gains (losses)         (13,459)    (197,258)    (118,617)         607     (326,130)     (36,120)           -
 Net unrealized (depreciation)
   appreciation of investments               3,031       68,423     (298,808)      (2,646)     (22,552)      34,884            -
 Contributions:
    Participant                              3,897       39,263      150,588          232       87,390       16,525            -
    Employer companies                       1,233       12,809       51,368           41       31,001        6,874            -
                                       -----------  -----------  -----------  -----------  -----------  -----------  -----------
 Total contributions                         5,130       52,072      201,956          273      118,391       23,399            -
 Transfers to affiliated plans               5,818      (38,094)     (45,433)         (24)     (68,466)     (18,259)           -
 Distributions to participants               1,602      (29,011)     (21,102)           -      (42,123)     (30,444)
 Administrative expenses                      (341)        (465)      (1,388)        (160)        (968)        (461)           -
 Net transfers                             153,480     (536,047)     242,966      (32,562)     187,355      303,061            -
                                       -----------  -----------  -----------  -----------  -----------  -----------  -----------
 Net increase (decrease) in net
    assets available for plan benefits     155,261     (680,380)     (40,426)     (40,872)    (154,493)     276,060     (753,956)
 Net assets available for plan
    benefits at beginning of the year       57,439      680,380    1,752,501       40,872    1,243,707      182,924    5,623,043
                                       -----------  -----------  -----------  -----------  -----------  -----------  -----------
 Net assets available for plan
    benefits at end of the year        $   212,700  $         -  $ 1,712,075  $         -  $ 1,089,214  $   458,984  $ 4,869,087
                                       ===========  ===========  ===========  ===========  ===========  ===========  ===========

      The Lincoln National Life Insurance Company
                    Agents' Savings and Profit-Sharing Plan

                   Notes to Financial Statements (continued)


4. Investment Options (continued)

The detail of the changes in net assets available for plan benefits by investment option is as follows:

                                                                             INVESTMENT OPTIONS
                                                                             ------------------
December 31, 2000                                Total         1            2          3           4            5           6
                                             --------------------------------------------------------------------------------------
Investment income:
 Cash dividends                              $  2,028,687 $ 2,028,687  $        - $         - $         -  $         -   $        -
 Interest                                       1,433,454     134,262           -     793,109           -            -            -
                                             ------------ -----------  ---------- ----------- -----------  -----------   ----------
 Total investment income                        3,462,141   2,162,949           -     793,109           -            -            -
 Net realized gain (loss)
   on sale, distribution
   and forfeitures of investments:
    Common stock                                5,437,923   5,437,923
    Pooled separate accounts                    5,757,246           -      21,541           -   1,303,926    1,517,830      403,353
                                             ------------ -----------  ---------- ----------- -----------  -----------   ----------
 Total net realized gains (losses)             11,195,169   5,437,923      21,541           -   1,303,926    1,517,830      403,353
 Net unrealized appreciation
    (depreciation) of investments              (1,757,421) 10,023,056      18,507           -  (3,249,854)  (1,799,375)     (18,078)
 Contributions:
    Participant                                 9,893,688   1,511,764      39,707     244,302   1,196,948    1,241,026      152,159
    Employer companies                         11,852,039  11,852,039           -           -           -            -            -
                                             ------------ -----------  ---------- ----------- -----------  -----------   ----------
 Total contributions                           21,745,727  13,363,803      39,707     244,302   1,196,948    1,241,026      152,159
 Distributions to participants                (11,536,259) (3,357,209)    (76,775) (1,195,735)   (796,650)  (1,258,902)  (1,042,476)
 Administrative expenses                          (96,034)    (44,287)       (592)     (6,345)     (8,769)      (7,541)      (2,857)
 Net transfers                                          -  (7,237,104)    (44,949)    444,358  (2,931,896)     358,594     (841,175)
                                             ------------ -----------  ---------- ----------- -----------  -----------   ----------
 Net increase (decrease) in net
    assets available for plan benefits         23,013,323  20,349,131     (42,561)    279,689  (4,486,295)      51,632   (1,349,074)
 Net assets available for plan
    benefits at beginning of the year         177,907,525  70,868,640     538,459  12,735,563  20,707,791   15,799,362    7,927,333
                                             ------------ -----------  ---------- ----------- -----------  -----------   ----------
 Net assets available for plan
    benefits at end of the year              $200,920,848 $91,217,771  $  495,898 $13,015,252 $16,221,496  $15,850,994   $6,578,259
                                             ============ ===========  ========== =========== ===========  ===========   ==========

                                                                             INVESTMENT OPTIONS
                                                                             ------------------
December 31, 2000                                  7           8            9         10          11           12          13
                                             ------------------------------------------------------------------------------------
Investment income:
 Cash dividends                              $          - $         -  $        - $         - $         -  $         -  $        -
 Interest                                               -           -           -           -           -            -           -
                                             ------------ -----------  ---------- ----------- -----------  -----------  ----------
 Total investment income                                -           -           -           -           -            -           -
 Net realized gain (loss)
   on sale, distribution
   and forfeitures of investments:
    Common stock                                        -           -           -           -           -            -           -
    Pooled separate accounts                       14,713   1,229,294      86,997      44,150   1,236,329      (76,604)    128,917
                                             ------------ -----------  ---------- ----------- -----------  -----------  ----------
 Total net realized gains (losses)                 14,713   1,229,294      86,997      44,150   1,236,329      (76,604)    128,917
 Net unrealized appreciation
    (depreciation) of investments                  68,411  (2,940,788)    (82,209)     (9,815)  2,207,548      205,129    (102,201)
 Contributions:
    Participant                                   120,709   1,590,112     280,168     272,153   1,226,453      759,178     822,253
    Employer companies                                  -           -           -           -           -            -           -
                                             ------------ -----------  ---------- ----------- -----------  -----------  ----------
 Total contributions                              120,709   1,590,112     280,168     272,153   1,226,453      759,178     822,253
 Distributions to participants                   (109,399) (1,106,048)    (89,111)    (87,665)   (854,425)    (266,771)   (313,815)
 Administrative expenses                             (899)     (8,594)     (1,546)     (1,476)     (6,810)      (3,161)     (2,735)
 Net transfers                                   (128,786)    210,802    (330,310)     42,184   2,301,309     (878,467) (1,038,552)
                                             ------------ -----------  ---------- ----------- -----------  -----------  ----------
 Net increase (decrease) in net
    assets available for plan benefits            (35,251) (1,025,222)   (136,011)    259,531   1,695,308     (670,954)   (506,133)
 Net assets available for plan
    benefits at beginning of the year           1,084,045  17,781,242   1,880,815   1,194,982  10,474,185    4,853,620   6,154,643
                                             ------------ -----------  ---------- ----------- -----------  -----------  ----------
 Net assets available for plan
    benefits at end of the year              $  1,048,794 $16,756,020  $1,744,804 $ 1,454,513 $12,169,493  $ 4,182,666  $5,648,510
                                             ============ ===========  ========== =========== ===========  ===========  ==========

                   The Lincoln National Life Insurance Company
                     Agents' Savings and Profit-Sharing Plan

                    Notes to Financial Statements (continued)


4. Investment Options (continued)

The detail of the changes in net assets available for plan benefits by investment option is as follows:



                                                                           INVESTMENT OPTIONS
                                                                           ------------------
December 31, 2000                              14           15           16          17           18           19          20
                                          -----------------------------------------------------------------------------------------
Investment income:
 Cash dividends                           $         -  $         -  $         -  $         -  $         -  $         -  $         -
 Interest                                           -            -            -            -            -            -            -
                                          -----------  -----------  -----------  -----------  -----------  -----------  -----------
 Total investment income                            -            -            -            -            -            -            -
 Net realized gain (loss)
   on sale, distribution
   and forfeitures of investments:
    Common stock                                    -            -            -            -            -            -            -
    Pooled separate accounts                        -         (641)       3,711       (6,703)        (781)    (124,440)        (916)
                                          -----------  -----------  -----------  -----------  -----------  -----------  -----------
 Total net realized gains (losses)                  -         (641)       3,711       (6,703)        (781)    (124,440)        (916)
 Net unrealized appreciation
    (depreciation) of investments                 641       (2,725)       6,149      (58,855)     (43,355)    (503,683)       7,009
 Contributions:
    Participant                                     -        1,895        7,643       43,218       27,731      109,244       20,373
    Employer companies                              -            -            -            -            -            -            -
                                          -----------  -----------  -----------  -----------  -----------  -----------  -----------
 Total contributions                                -        1,895        7,643       43,218       27,731      109,244       20,373
 Distributions to participants                      -       (7,718)     (17,167)     (16,541)     (37,075)     (13,546)     (16,738)
 Administrative expenses                           (3)          (2)          (6)         (73)         (79)        (102)         (15)
 Net transfers                                 89,436       72,087      178,363      668,883      894,910    3,246,634      428,749
                                          -----------  -----------  -----------  -----------  -----------  -----------  -----------
 Net increase (decrease) in net
    assets available for plan benefits         90,074       62,896      178,693      629,929      841,351    2,714,107      438,462
 Net assets available for plan
    benefits at beginning of the year               -            -            -            -            -            -            -
                                          -----------  -----------  -----------  -----------  -----------  -----------  -----------
 Net assets available for plan
    benefits at end of the year           $    90,074  $    62,896  $   178,693  $   629,929  $   841,351  $ 2,714,107  $   438,462
                                          ===========  ===========  ===========  ===========  ===========  ===========  ===========

                                                                           INVESTMENT OPTIONS
                                                                           ------------------
December 31, 2000                              21           22          23           24           25           26           Loans
                                          -----------------------------------------------------------------------------------------
Investment income:
 Cash dividends                           $         -  $         -  $         -  $         -  $         -  $         -  $         -
 Interest                                           -            -            -        6,360            -            -      499,723
                                          -----------  -----------  -----------  -----------  -----------  -----------  -----------
 Total investment income                            -            -            -        6,360            -            -      499,723
 Net realized gain (loss)
   on sale, distribution
   and forfeitures of investments:
    Common stock                                    -            -            -            -            -            -            -
    Pooled separate accounts                       43       (4,893)      (4,698)           -       (7,822)      (6,060)           -
                                          -----------  -----------  -----------  -----------  -----------  -----------  -----------
 Total net realized gains (losses)                 43       (4,893)      (4,698)           -       (7,822)      (6,060)           -
 Net unrealized appreciation
    (depreciation) of investments              (5,227)     (68,423)    (346,155)       2,646     (236,130)      (4,290)           -
 Contributions:
    Participant                                 1,674       25,525      105,254        5,905       59,534       28,760            -
    Employer companies                              -            -            -            -            -            -            -
                                          -----------  -----------  -----------  -----------  -----------  -----------  -----------
 Total contributions                            1,674       25,525      105,254        5,905       59,534       28,760            -
 Distributions to participants                (17,705)       2,907       (3,953)          (4)     (64,585)      (5,628)    (783,525)
 Administrative expenses                           (3)         (24)         (63)          (1)         (44)          (7)           -
 Net transfers                                 78,657      725,288    2,002,116       25,966    1,492,754      170,149            -
                                          -----------  -----------  -----------  -----------  -----------  -----------  -----------
 Net increase (decrease) in net
    assets available for plan benefits         57,439      680,380    1,752,501       40,872    1,243,707      182,924     (283,802)
 Net assets available for plan
    benefits at beginning of the year               -            -            -            -            -            -    5,906,845
                                          -----------  -----------  -----------  -----------  -----------  -----------  -----------
 Net assets available for plan
    benefits at end of the year           $    57,439  $   680,380  $ 1,752,501  $    40,872  $ 1,243,707  $   182,924  $ 5,623,043
                                          ===========  ===========  ===========  ===========  ===========  ===========  ===========

                   The Lincoln National Life Insurance Company
                     Agents' Savings and Profit-Sharing Plan

                    Notes to Financial Statements (continued)

4. INVESTMENT OPTIONS (CONTINUED)

The detail of the changes in net assets available for plan benefits by investment option is as follows:

                                                                           INVESTMENT OPTIONS
                                                                           ------------------
DECEMBER 31, 1999                          TOTAL           1             2             3           4            5             6
                                      ----------------------------------------------------------------------------------------------
Investment income:
 Cash dividends                         $  1,687,397 $  1,687,397  $          -  $          - $          - $          - $         -
 Interest                                  1,320,538      122,244             -       702,338            -            -           -
                                        ------------ ------------  ------------  ------------ ------------ ------------ -----------
 Total investment income                   3,007,935    1,809,641             -       702,338            -            -           -
 Net realized gain on sale, distribution
   and forfeitures of investments:
     Common stock                          6,821,567    6,821,567             -             -            -            -           -
     Pooled separate accounts              5,564,689            -        20,165             -    1,497,091      818,413     163,220
                                        ------------ ------------  ------------  ------------ ------------ ------------ -----------

 Total realized gains                     12,386,256    6,821,567        20,165             -    1,497,091      818,413     163,220
 Net unrealized appreciation
   (depreciation) of investments           3,941,598   (8,408,405)      (28,592)            -    2,176,065    4,156,004     127,526
 Contributions:
   Participant                            12,044,177    2,084,402       132,500     1,157,823    1,619,112    1,201,052     498,500
   Employer companies                      5,829,738    5,829,738             -             -            -            -           -
                                        ------------ ------------  ------------  ------------ ------------ ------------ -----------
 Total contributions                      17,873,915    7,914,140       132,500     1,157,823    1,619,112    1,201,052     498,500
 Distributions to participants           (14,645,718)  (5,762,669)       (4,136)   (1,726,040)  (1,715,157)    (766,649) (1,592,075)
 Administrative expenses                    (107,948)     (56,208)         (900)       (7,433)     (11,663)      (5,686)     (3,844)
 Net transfers                                     -   (2,580,629)     (407,301)      527,836   (1,167,320)  (1,108,414)  5,088,828
                                        ------------ ------------  ------------  ------------ ------------ ------------ -----------
Net increase (decrease) in net
  assets available for plan benefits      22,456,038     (262,563)     (288,264)      654,524    2,398,128    4,294,720   4,282,155
Net assets available for plan
  benefits at beginning of the year      155,451,487   71,131,203       826,723    12,081,039   18,309,663   11,504,642   3,645,178
                                        ------------ ------------  ------------  ------------ ------------ ------------ -----------
Net assets available for plan
  benefits at end of the year           $177,907,525 $ 70,868,640  $    538,459  $ 12,735,563 $ 20,707,791 $ 15,799,362 $ 7,927,333
                                        ============ ============  ============  ============ ============ ============ ===========

DECEMBER 31, 1999                      7            8            9           10           11           12          13        Loans
                                  ----------  -----------   ----------   ----------  -----------   ----------  ---------- ----------
Investment income:
 Cash dividends                    $       -   $        -   $        -   $        -   $        -   $        -  $        -  $       -
 Interest                                  -            -            -            -            -            -           -    495,956
                                  ----------  -----------   ----------   ----------  -----------   ----------  ---------- ----------
 Total investment income                   -            -            -            -            -            -           -    495,956
 Net realized gain on sale,
   distribution and forfeitures
   of investments:
    Common stock                           -            -            -            -            -            -           -          -
    Pooled separate accounts          33,722    1,280,657      112,210       37,978    1,137,622      408,417      55,194          -
                                  ----------  -----------   ----------   ----------  -----------   ----------  ---------- ----------
Total realized gains                  33,722    1,280,657      112,210       37,978    1,137,622      408,417      55,194          -
Net unrealized appreciation
  (depreciation) of investments      (79,529)   2,774,181      138,663      (16,792)   3,006,593     (613,836)    709,720          -
Contributions:
  Participant                        139,297    1,660,156      341,374      329,419      987,954      998,707     893,881          -
  Employer companies                       -            -            -            -            -            -           -          -
                                  ----------  -----------   ----------   ----------  -----------   ----------  ---------- ----------
Total contributions                  139,297    1,660,156      341,374      329,419      987,954      998,707     893,881          -
Distributions to participants       (118,134)  (1,368,682)    (243,086)    (140,694)    (424,605)    (683,191)   (303,898)   203,298
Administrative expenses               (1,507)      (7,608)      (1,833)      (2,055)      (3,047)      (3,299)     (2,865)         -
Net transfers                       (122,299)     238,065      133,951     (293,115)     645,436     (500,655)   (454,408)        25
                                  ----------  -----------   ----------   ----------  -----------   ----------  ---------- ----------
Net increase (decrease) in net
  assets available for plan
  benefits                          (148,450)   4,576,769      481,279      (85,259)   5,349,953     (393,857)    897,624    699,279
Net assets available for plan
  benefits at beginning of the
  year                             1,232,495   13,204,473    1,399,536    1,280,241    5,124,232    5,247,477   5,257,019  5,207,566
                                  ----------  -----------   ----------   ----------  -----------   ----------  ---------- ----------
Net assets available for plan
  benefits at end of the year     $1,084,045  $17,781,242   $1,880,815   $1,194,982  $10,474,185   $4,853,620  $6,154,643 $5,906,845
                                  ==========  ===========   ==========   ==========  ===========   ==========  ========== ==========

                   The Lincoln National Life Insurance Company
                     Agents' Savings and Profit-Sharing Plan

                    Notes to Financial Statements (continued)

4. INVESTMENT OPTIONS (CONTINUED)

Information with respect to investment options as follows:

Option   Description of Investment Option
------   --------------------------------

   1 LNC Common Stock Fund, which invests exclusively in the stock of LNC. However, some funds may be invested in the Wells Fargo Bank Short-Term Investment Fund until the LNC stock can be purchased.

   2 Government Bond Fund (SA#26), which invests primarily in fixed income securities backed by the United States government that will mature in 3 to 5 years.

   3 Guaranteed Fund, which invests primarily in high-quality bonds and mortgages. The account's balances are backed by the general assets of Lincoln Life.

   4 Core Equity Fund (SA#11), which invests primarily in large capitalization stocks of well-established companies.

   5 Medium Capitalization Equity Fund (SA#17), which invests primarily in medium-sized companies.

   6 Short-Term Fund (SA#14), which invests in high quality money market securities that include commercial paper, bankers acceptances, certificates of deposit, loan participation and short-term U.S. government debt.

   7 Government/Corporate Bond Fund (SA#12), which invests primarily in U.S. government and high-quality corporate bonds and securities.

   8 Large Capitalization Equity Fund (SA#23), which invests primarily in high-risk common stocks which have the potential for a significant appreciation in value within 18 months from the date of purchase.

   9 Balanced Fund (SA#21), which invests in three different asset classes: stocks, bonds and money market instruments, which provides growth through the stock portion and reduced risk through the bond and money market portion.

   10 High Yield Bond Fund (SA#20), which invests primarily in below-investment-grade bonds, providing higher rates of return to compensate higher risk.

   11 Small Capitalization Equity Fund (SA#24), which invests primarily in the stock of new, rapid growth companies.

   12 Value Equity Fund (SA#28), which invests primarily in large capitalization stocks of undervalued companies that are industry leaders.

   13 International Equity Fund (SA#22), which invests primarily in stocks of non-United States companies.

   14 Conservative Balanced Account (SA#30), which invests in three different asset classes with a bias towards fixed-income investments and some equity exposure. The emphasis is on maximum long-term return.

                   The Lincoln National Life Insurance Company
                     Agents' Savings and Profit-Sharing Plan

                    Notes to Financial Statements (continued)


4.  INVESTMENT OPTIONS (CONTINUED)

   15 Aggressive Balanced Fund (SA#32), which invests in three different asset classes with a bias towards equities. The emphasis is on maximum long-term total return.

   16 Delaware Growth and Income Fund (SA#61), which invests in large-capitalization/value securities and seeks to provide high returns with reduced risk over the long term.

   17 Deutsche VIT Equity 500 Index Fund (formerly Equity 500 Index Fund) (SA#27), which invests in large cap/blend equities and seeks to provide maximum long-term total return.

   18 Fidelity VIP Contrafund (SA#35), which seeks diversified capital appreciation by investing in VIP II Contrafund Portfolio.

   19 Janus Fund (SA#42), which seeks to provide long-term growth of capital in a manner consistent with preservation of capital by investing in the Janus Fund which has an emphasis on large-cap/growth securities.

   20 Neuberger Berman AMT Regency Fund (formerly Mid-Cap Value Fund) (SA#38), which seeks capital growth by investing in AMT Partners Portfolio which has an aggressive growth investment style.

   21 Social Awareness Fund (SA#33), which seeks capital growth and social responsibility by investing in the Social Awareness Portfolio.

   22 T. Rowe Price International Equity Fund (SA#45), which seeks to provide long-term growth of capital by investing in non-U.S. large cap/growth and value-blend securities.

   23 Janus Aspen Series Worldwide Growth Fund (formerly Global Growth fund) (SA#34), which seeks long-term growth of capital by investing in the Janus Aspen Series Worldwide Growth Portfolio.

   24 Delaware Global Bond Fund (SA#60), which seeks to provide high total return with reduced risk over the long-term by investments in high-quality global fixed income/intermediate-term maturities.

   25    Neuberger Berman Mid-Cap Growth Fund (formerly Mid-Cap Growth Equity
         Fund) (SA#37), which seeks growth of capital by investing in the AMT Mid-Cap Growth Portfolio.

   26 Deutsche VIT Small Cap Index Fund (SA#36), which seeks to reflect Russell 2000 performance by investing in the Small Cap Index Portfolio.

The fair value of LNC common stock in the LNC Common Stock Fund not subject to participant direction was $19,373,868 and $13,458,714 at December 31, 2001 and 2000, respectively.

The information as to the number of participants selecting each investment option is not readily available. Beginning January 1, 1994, the Plan began offering investment options 9 through 13 noted above to participants. During 2000, the Plan also began offering investment options 14 through 26. Investment options 2 and 4 through 26 are invested in pooled separate accounts of Lincoln Life through a group annuity contract issued by Lincoln Life.

Interest charged on new loans to participants is established monthly based upon the prime rate plus 1%. Loans may be repaid over any period selected by the participant up to a maximum repayment period of 5 years except that the maximum repayment period may be 20 years for the purchase of a principal residence.

                   The Lincoln National Life Insurance Company
                     Agents' Savings and Profit-Sharing Plan

                    Notes to Financial Statements (continued)





5. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated February 9, 1995, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. However, subsequent to the issuance of the favorable determination letter, the Plan was amended. Once qualified, the Plan, as amended, is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan, as amended, is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.


6. TAX IMPLICATIONS TO PARTICIPANTS

There are no income tax consequences to participants arising from their pre-tax contributions, the Employer's contributions, and income earned in the Plan until actual distribution or withdrawal from the Plan. The tax basis of securities distributed to the participant is provided by the Lincoln National Corporation Benefits Investment Committee.


7. TRANSACTIONS WITH PARTIES-IN-INTEREST

The Plan has investments in common stock of LNC and in pooled separate accounts and investment contracts with Lincoln Life. Lincoln Life charges the Plan for certain administrative expenses including trustee and audit fees. Total administrative expenses charged were $ 123,858, $96,034 and $107,948 in 2001, 2000 and 1999, respectively.


8. CONCENTRATIONS OF CREDIT RISKS

The Plan has investments in common stock of LNC, pooled separate accounts, and unallocated investment contracts with Lincoln Life of $79,310,536, $74,348,874 and $12,875,716 respectively, at December 31, 2001 (45.5%, 42.7% and 7.4% of net
assets, respectively). LNC and Lincoln Life operate predominately in the insurance and investment management industries.

                   The Lincoln National Life Insurance Company
                     Agents' Savings and Profit-Sharing Plan

                                Plan Number: 006
                                 EIN: 35-0472300

          Schedule H, Line 4i--Schedule of Assets (Held At End of Year)

                                December 31, 2001


                              (b)                             (c)                          (d)                  (e)
                                                    Description of Investment
                                                     Including Maturity Date
                Identity of Issue, Borrower,            Rate of Interest,                                     Current
                   Lessor or Similar Party           Par or Maturity Value                Cost                  Value
                   -----------------------           ----------------------               -----                 -----
*Common stock fund:
    Lincoln National Corporation common stock         1,632,912 shares                 $ 49,395,098          $ 79,310,536
    Wells Fargo Bank Short-Term Investment Fund     1,550,053 par value                   1,550,053             1,550,053
                                                                                       ------------          -------------
                                                                                       $ 50,945,151            80,860,589
*Pooled separate accounts--
  The Lincoln National Life Insurance
  Company Separate Accounts:
    Core Equity Fund                             1,042,478.322 participation units          **                 12,954,461
    Medium Capitalization Equity Fund              850,458.860 participation units          **                  9,954,621
    Short-Term Fund                              2,539,094.322 participation units          **                  9,050,602
    Government/Corporate Bond Fund                 240,565.401 participation units          **                  1,666,926
    Large Capitalization Equity Fund             1,312,128.741 participation units          **                 12,164,614
    Balanced Fund                                  232,236.514 participation units          **                  1,517,828
    High Yield Bond Fund                           488,623.323 participation units          **                  1,239,344
    Small Capitalization Equity Fund             1,437,032.033 participation units          **                  9,168,408
    Value Equity Fund                            1,852,637.180 participation units          **                  3,940,189
    International Equity Fund                      790,992.900 participation units          **                  4,401,718
    Conservative Balanced Fund                      82,609.176 participation units          **                    145,301
    Aggressive Balanced Fund                       185,944.483 participation units          **                    365,492
    Delaware Growth and Income Fund                281,949.398 participation units          **                    447,256
    Deutsche VIT Equity 500 Index Fund           1,865,979.358 participation units          **                  1,714,089
    Fidelity VIP Contrafund                      1,320,387.520 participation units          **                  1,236,279
    Neuberger-Berm AMT Regency Fund                970,815.564 participation units          **                    935,769
    Social Awareness Fund                          234,290.682 participation units          **                    216,531
    Janus Aspen Worldwide Growth Fund            1,822,238.647 participation units          **                  1,711,447
    Neuberger Mid-Cap Growth Fund                1,056,334.289 participation units          **                  1,078,517
    Deutsche VIT Small Cap Index Fund              384,835.126 participation units          **                    439,482
                                                                                                             -------------
                                                                                                               74,348,874
*Investment contracts--
   The Lincoln National Life
     Insurance Company (Guaranteed Fund)                        5.50% interest rate         **                 12,875,716

Participant loans                                 Various loans at
                                                  interest rates
                                                  varying from
                                                  6.0% to 11%.
                                                                                                                4,853,048
                                                                                                             ------------
                                                                                                             $172,938,227
                                                                                                             ============

* Indicates party-in-interest to the Plan.
** Indicates a participant-directed fund. The cost disclosure is not required.

                   The Lincoln National Life Insurance Company
                     Agents' Savings and Profit-Sharing Plan

                                Plan Number: 006
                                 EIN: 35-0472300

            Schedule H, Line 4j--Schedule of Reportable Transactions

                          Year ended December 31, 2001

       (a)                       (b)               (c)           (d)           (g)          (h)             (i)
                                                                                        Current Value
                                                                                        of Assets on        Net
   Identity of                                   Purchase      Selling       Cost of     Transaction       Gain
  Party Involved     Description of Assets        Price         Price        Assets          Date         (Loss)
--------------------------------------------------------------------------------------------------------------------
Category (iii)--Series of transactions in excess of 5 percent of Plan assets.

Wells Fargo Bank   Lincoln National Corporation
                     shares of common stock:
                       Purchases                $ 9,519,235    $        -  $ 9,519,235    $ 9,519,235   $       -
                       Sales                              -     9,580,174    5,998,083      9,580,174   3,582,092

Wells Fargo Bank   Wells Fargo Bank Short-Term
                     Investment Fund:
                       Purchases                 31,638,816             -   31,638,816     31,638,816           -
                       Sales                              -    32,323,132   32,323,132     32,323,132           -

Note: Columns (e) and (f), and categories (i), (ii) and (iv) are not applicable.

                                   SIGNATURE


THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




March 29, 2002                                     By: /s/ George E. Davis
                                                       ----------------------
                                                       George E. Davis
                                                       Administrator